November 16, 2004

Mail Stop 0408

By U.S. Mail and Facsimile to (704) 894-9759

David R. Koran
President, Chief Executive Officer and Chief Financial Officer
Capital Resource Funding, Inc.
2212 Lantern Way Circle
Cornelius, North Carolina 28031

Re:	Capital Resource Funding, Inc.
	Amendment No. 1 to Form SB-2, filed October 27, 2004
	File No. 333-118259

Dear Mr. Koran:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 4. We are not able to agree with your analysis that this offering should not be considered a primary offering. Hairmax and its shareholders have been identified as underwriters. Consequently, you are not able to classify this offering as a resale and therefore should price the securities and establish the finite duration of the offering.

2. In addition, we note that of the 990,000 shares that you are registering, Mr. Koran will be selling approximately 300,000, or more than 25%. We consider such transactions, sales by principal shareholders, to be offers and sales by or on behalf of the registrant, as contemplated by Rule 415(a)(1)(x). It appears that this provision is not available for the offering. Advise us why this transaction would not be by or on behalf of the company. If we determine that the offering is by or on behalf of the company, you will need to revise the terms of your offering to comply with another provision of Rule 415, which would require pricing the offering, and revise the registration statement accordingly.

Prospectus Cover Page

3. Confirm that your cover page does not, or will not, exceed the one page limit imposed by Item 501(a) of Regulation S-B. We note that currently it is two pages.

4. Cover page disclosure should be limited to what is required under
Item 501 of Regulation S-B or what is necessary for an investment decision. Please revise to delete all unnecessary details, for example unnecessary details about HairMax. Similarly, please keep your discussion of important details as concise as possible while still providing accurate disclosure. For example, the paragraph regarding the steps you must take to list your stock should be revised to simplify the discussion.

5. We note the statement in the first paragraph that HairMax shareholders "will receive" a dividend distribution. Please update this language if the distribution has already taken place.

6. We note your response to prior comment 32. Please revise here and elsewhere to avoid referring to "this registration statement," as investors will receive and read the prospectus, not the registration statement. If it is necessary to refer to the registration statement, indicate that the current prospectus is part of the registration statement filed with the Commission.

Prospectus Summary - page 7

7. Please explain to the staff what you mean by a "registered dividend." Also, please provide the staff with details regarding when and how Hairmax intends to register the dividend.
Alternatively, please provide Hairmax`s analysis of how they intend to meet the standards expressed in Staff Legal Bulletin 4, regarding the registration of spin-offs.

8. Please estimate the number of beneficial holders represented by Cede & Co.

9. Either here, or elsewhere in the Summary, provide a brief description of Hairmax`s current business operations and its customers, to whom you will be offering your brokerage services. The discussion should cross reference to a more extensive discussion of
Hairmax and the services that Hairmax will provide in return for the shares that Capital Resources has provided to Hairmax.

10. The Summary should present a balanced discussion of the business and prospects of the company whose shares investors are purchasing.
We are unable to find a discussion of the fact that you have generated significant losses and that your president has been working without remuneration. The investor must have a complete picture of the likely situation that your company would find itself in, including a discussion of when Mr. Koran and the other officers would expect to begin drawing a salary or receiving repayment for the expenses that Mr. Koran has incurred for the company.

Our Business - page 8

11. Please revise to streamline and simplify the summary of your business activities. While some detail is helpful in the summary section, the most detailed discussion of your business should be reserved for the Business section. We note that the "summary" discussion of these activities is nearly twice as long as the "Business" discussion beginning on page 32. Please expand the Business section discussion and simplify the discussion in this section.

12. Move the discussion of the fees you have generated to date so that it appears at the beginning of your revised summary discussion of your business.

13. Please provide a full basis for your statement in the last paragraph of this subsection, that you believe that "additional equity or debt financing...may be available in the future." It is not clear how your past experience with obtaining a line of credit provides support for this statement.

14. We note your response to prior comment 19. However, it is not clear where you discuss the extent to which Mr. Koran has directly paid certain expenses and is currently working without any remuneration. Please advise or revise.

Risk Factors - page 11

15. Add a risk factor that discusses the fact that Mr. Koran, your sole employee and President is registering the sale of his shareholdings.

16. Add a risk factor regarding the significant control that Mr.
Koran and his family will exert over the corporate governance of Capital Resources. We note that Mr. Koran`s wife and father are board members.

17. Studies have shown that text in all capitals is less readable than text in bold or italic lettering. Please revise to avoid the use of all caps in your heading and subheadings.

We Have Had Limited Revenue Growth... - page 12

18. Please revise the statement that "we cannot guarantee that we will continue to be profitable," in light of the $225,000 loss reflected in your most recent statement of operations.

19. Our Costs of Doing Business... - page 13

20. Please revise, as appropriate, to indicate more fully the nature of expenses that are expected to increase, such as the number of support staff, office space, equipment and supplies. Also disclose your expectation discussed on page 51 to pay Mr. Koran a full salary of $40,000 per year during the second 12 months of operations.

There is a Risk That Our Shares May Not... - page 15

21. We note your statements that you "anticipate" reaching an agreement with a market maker, and that you "would hope to successfully complete" the application process. Please revise to avoid the use of vague language, and to describe the risk in more concrete language. Alternatively, explain on what basis you "anticipate" an agreement being reached.

Dilution - page 18

22. We are not able to agree with your analysis that you do not need to include dilution information. We note that the sales price of $.25 appears to be substantially greater than the price that Hairmax or Mr. Koran paid for their shares. Please add the information required by Item 506 of Regulation SB.

Selling Security Holders and Hairmax Selling Security Holders

23. Please tell us supplementally why there are numerous persons listed on the Hairmax Selling Security Holders table that appear as owning "0" shares.

24. We note your response to prior comment 3. We are not able to agree with your analysis that Greentree and its owners are not underwriters. We note that they received their shares as part of the same financing in which Hairmax acquired the shares that it is selling as a statutory underwriter. Consequently, please revise the disclosure to identify Greentree as a selling security holder.

Item 15.  Transactions within the Last Five Years - page 30

25. Please revise the first full paragraph on page 31 to clearly explain what you mean here. Disclose whether you have issued the 490,000 shares to Greentree or whether you have agreed to issue the shares to Greentree at a later date.

Description of Business - page 32

26. Please break up the first paragraph in this section into several smaller paragraphs, in order to make it more readable.

27. We note that the second and third paragraphs of this section discuss the company`s competition. Please consider moving this discussion to the subsection entitled "Competition."

28. We note the above comment regarding your description of your business in the Summary section. To the extent that you expand this section to include a more robust discussion of your business, services that you provide or plan to provide and the fees that you hope to generate, please balance your discussion by indicating the basis for Management`s belief regarding the matters discussed.
For
example, to the extent you discuss the fees you expect to generate from various services, please indicate the reason that management believes that those fees would be representative of the fees that you would actually generate.

Our Business Plan - page 33

29. Please revise the discussion concerning how referrals work, specifically the role of the commercial bankers you refer to. We also note that you have deleted the discussion of "strategic commercial banking partnerships." Are these banking relationships related?

30. Please explain what a "money center bank" is.

31. Your table on page 33 showing $3200 in expenses for each of the
next four quarters does not appear to take into account the
$30,000
for professional fees discussed on page 37. Nor does it appear to take into account the "increases in expenses" that you expect through the year 2004, mentioned on page 40. Please revise or advise.

32. We note that you have excluded salaries and advertising expense from your expense projections for the next four quarters. Please revise your projections to include all expenses that you expect to incur during these periods or advise us as to why these expenses should be excluded from your projections.

Management`s Discussion and Analysis - page 35

Plan of Operation - page 36

33. Please provide a fuller discussion of the "competitor" you mention, including how long that entity has been in business and how much experience its officers have in the industry, or delete the discussion from your disclosure.

34. Expand your discussion to indicate the revenue levels that you expect to reach in order to begin paying your chief executive, seeking additional staff and begin looking for office space.



Plan of Operation - page 36

35. Please revise your disclosures here and on page 34 regarding
Mr.
Koran`s willingness to make a capital contribution, which is apparently dependent on his ability to sell his shares. Clearly disclose the extent to which he has indicated that his capital contribution will be equal to the full amount of the sales proceeds of his shares. Revise to clearly disclose why Capital Resources believes that it is better to wait for Mr. Koran to sell his shares rather than the company selling its own shares to third parties for cash.

Results of Operations - page 37

36. Please revise to remove your discussion of your results of operations for the period from inception through May 31, 2004 as this period is covered by your discussion beginning on page 40 of your results of operations through September 30, 2004. Similarly, please revise your Liquidity sections to cover the period through September
30, 2004.

Cost of Sales - page 40

37. Consider removing your reference to cost of sales as this is not a component of your operations.

Expenses - page 40

38. We note that a portion of your expenses incurred related to rent contributed by your President and business expenses paid by him on your behalf. Please revise to quantify these amounts.

Liquidity and Capital Resources - page 41

39. As previously requested in comment 60, please revise the second sentence in the third paragraph on page 41 to clearly disclose the actual operating cash transactions reflected therein. Your current disclosures continue to inaccurately imply that your cash flows from operations were from non-cash transactions.

40. As previously requested in comment 59, clearly disclose whether you believe (as of the latest balance sheet date) you have sufficient cash on hand and expectations of cash inflows to meet all your cash requirements for the next twelve months. To the extent you do not, disclose how you will address the short-falls.

Information Concerning HairMax - page 43

41. We note your statement that HairMax`s "goal is provide high quality, affordable hair care services and products to a wide range of customers...."  Please revise your disclosure regarding
Hairmax`s
decision to become a BDC in light of its overall business plan.

42. Please advise the staff regarding the steps that Hairmax has taken to begin registering its activities under the Investment
Company Act of 1940, given its transition to acting as a Business
Development Company.

Federal Income Tax Consequences of the HairMax Distribution - page
46

43. In the first sentence of the fourth paragraph, please revise to clarify, if true, that if the distribution is not treated as a dividend, it will not be taxable.

44. Please revise to state that the conclusions disclosed in this section represent the opinion of counsel, and file an Exhibit 8 tax opinion from counsel.

Executive Compensation - page 50

45. Please confirm that none of the other officers of the company are projected to receive a salary of over $100,000.

Financial Statements for Period Ended May 31, 2004 - page 52

46. We note your response to prior comment 8 and that you have provided financial statements through September 30, 2004.
However,
it does not appear that these financial statements have been audited.
Item 310(a) of Regulation S-B requires small business issuers to file an audited balance sheet as of the end of the most recent fiscal year, or as of a date within 135 days if the issuers existed for a period less than one fiscal year, and audited statements of income, cash flows and changes in stockholders` equity for each of the two fiscal years preceding the date of such audited balance sheet (or such shorter period as the registrant has been in business). Accordingly, please revise to provide audited financial statements that comply with the updating requirements of Item 310(g) of Regulation S-B. We may have further comments.

Independent Auditor`s Report - page 52

47. We note your response to comment 71 with respect to your auditor`s evaluation of your ability to continue as a going concern, however, we still do not understand how your auditor was able to determine that such an emphasis paragraph was not required in light of the factors present. Please have your independent auditor provide us with their complete analysis of the factors they considered in making this determination as of the updated balance sheet date. Refer to Section AU 341 of the AICPA Professional Standards. We may have further comment based on your response.

Financial Statements for Period Ended September 30, 2004
Balance Sheet - page 65

48. We note your line item on page 65 for Common Stock to be Distributed. Please revise to clearly disclose what the amounts reflected in this line item represent. Disclose the nature of the underlying transactions that led to these amounts. Disclose when such amount will be distributed and outstanding.

Statements of Operations - page 66

49. Please revise to segregate your selling, general and administrative expenses by purpose.

Note A-Summary of Significant Accounting Policies - page 68

50. Revise to clearly disclose that the financial statements provided reflect all the costs of doing business. Refer to Staff
Accounting
Bulletin Topic 5:T.

51. We note your disclosures on page 13 where you disclose that you are not currently paying a salary to Mr. Koran or paying his personal expenses such as phone, travel, mileage or other business-related expenses. You then state you "would anticipate reimbursing Mr. Koran for all these expenses in the event that (y)our business volume increased significantly." Revise to clarify whether you intend to retroactively reimburse him for all business-related expenses and his salary. If so, tell us how you considered the need to accrue for such amounts. Clearly disclose how you have accounted for such amounts and tell us how you considered the guidance of SAB Topic 5:T.

52. Please revise to clearly disclose how you valued the shares issued to each your employees and nonemployees during the periods presented. Quantify the values per share you used as well as the gross amounts expensed.

53. Provide a subsequent events footnote to discuss the October
22,
2004 issuances as disclosed on page 48. Quantify the amounts expensed for these issuances.

54. We continue to evaluate your supplemental response to comment
72
regarding your stock split, however, we still do not believe you have adequately supported your treatment of this event. Therefore, please address the following:

a) Provide us with documentation supporting your understanding that, in North Carolina law, a stock split does not affect the par value.

b) Supplementally tell us what authoritative literature you relied on in determining that the appropriate accounting treatment of your stock split was to require your stockholder(s) to contribute more capital. Please provide us with your complete analysis of that guidance as it applies to your transaction.

c) We note your response to comment 72(c) regarding the promissory note from Mr. Koran. Please revise to disclose the terms of the note. How will amounts be paid off? Tell us in detail how you determined that the obligation was substantive? Why have no amounts been received on the note to date?



*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Angela Jackson, Staff Accountant, at (202)
942-
2865 or Kevin Vaughn, Branch Chief, (202) 942-1816 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 942-2932 or me at
(202) 942-1974 with any other questions.

						Sincerely,



Christian Windsor
Senior Attorney

cc:	Harold Martin, Esq. (by fax)


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Capital Resource Funding, Inc.
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